United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

August 2023

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

PUBLICLY-HELD COMPANY

CNPJ 33.592.510/0001-54

EXTRAORDINARY SHAREHOLDERS GENERAL MEETING

CALL NOTICE

The Shareholders of Vale S.A. (“Vale”) are hereby invited to the Extraordinary Shareholders General Meeting (“Meeting”), to be held on September 22, 2023, at 10:00 am, exclusively digitally via the Zoom platform, to deliberate on the separate election of 1 (one) member of the Fiscal Council, by the shareholder holding all the preferred shares of special class (Golden Shares) issued by Vale, to complete the term until the Shareholders General Meeting to be held in 2024.

It remains available to shareholders at Vale's headquarters, on its website (http://www.vale.com) and on the pages of the Brazilian Securities Commission - CVM (www.cvm.gov.br), B3 S.A. – Brasil, Bolsa, Balcão (www.b3.com.br) and the Securities and Exchange Commission (www.sec.gov), all documentation relevant to the matter to be resolved at the Meeting, including instructions for accreditation and remote shareholder participation.

Pursuant to Article 5, §4, of Vale's Bylaws and Article 161, §4, “a”, of Law No. 6,404/76 (“Brazilian Corporate Law”), the holder of preferred shares in special class will have the right to elect, in a separate vote, a member of the Fiscal Council. This is the only item on the Agenda. For this reason, holders of common shares attending the Meeting will not be able to vote on such matter, as this is a separate election process intended exclusively for the preferred shareholder.

As detailed in the Proxy Statement (“Proxy” or “Manual”), the shareholder's participation in the Meeting may be in person or through a duly appointed attorney-in-fact, subject to the terms of paragraph 1 of Article 126 of the Brazilian Corporation Law and the Circular Letter/ Annual 2023-CVM/SEP. In order to participate in the Meeting, shareholders must submit to the Company all the documents required in the Manual, published on this date, and observe the deadlines and rules established therein, in particular the following:

•	Individuals: valid identity document with a photo of the shareholder or attorney-in-fact, in addition to proof of ownership of the shares and documents supporting the representation that meet the provisions of Article 126 of the Brazilian Corporation Law.
•	Legal Entity: valid identity document with photo of the legal representative, in addition to evidence of ownership of the shares and documents supporting the representation, including a copy of the articles of incorporation and the minutes of election of the administrators of the legal entity, or other corporate documents that prove the validity of the representation, under the terms of the Brazilian Corporate Law or the Civil Code, as the case may be.
•	Investment Funds: valid identity document with photo of the legal representative, in addition to proof of ownership of the shares and documents supporting the representation, including a copy of the fund's regulations in force, of the constitutive acts of its administrator or manager, as the case may be, and a copy of the minutes of the election of the fund's managers.

The Company advises that shareholders to read the Manual carefully in order to verify the required documents for their participation in the Meeting.

Participation via Zoom will be restricted to shareholders, their representatives or attorneys-in-fact, as the case may be, who have registered pursuant to the terms detailed in the Proxy, and who joined the system until the time of the opening of the Meeting. Accreditation must be completed by 10am on September 20, 2023, using the form available at www.vale.com/investors, found under the banner “AGE 2023”, which must be accompanied by the documents required for participation, as provided in the Proxy. After verifying the documentation has been checked and accreditation granted, the Company will send by email, preferably one (1) day before the date of the Meeting, instructions for access to the electronic system to the shareholders who have registered.

Rio de Janeiro, August 31st, 2023.

Daniel André Stieler

Chairman of the Board of Directors

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Ivan Fadel
Date: August 31, 2023		Head of Investor Relations